Exhibit 99.21

99.21 News Release Dated May 3, 2013

INVESTOR RELATIONS CONTACT:
Craig Armitage
The Equicom Group Inc.
(416) 815-0700 ext. 278
carmitage@tmxequicom.com

FOR IMMEDIATE RELEASE

Toronto Stock Exchange Symbol: DND

CIPHER REPORTS RECORD FINANCIAL RESULTS FOR Q1 2013

-                    Revenue increases 82%, Company records earnings of $0.06 per share -

MISSISSAUGA, Ontario, May 3, 2013 - Cipher Pharmaceuticals Inc. (TSX: DND; OTC: CPHMF) today announced its financial and operational results for the three months ended March 31, 2013.

Q1 2013 Highlights

•                  Net revenue increased by 82% over Q1 2012 to $3.3 million.

•                  EBITDA of $ 1.7 million versus $0.3 million in Q1 2012.

•                  Net income was $1.5 million, or $0.06 per share, compared with net income of $0.1 million, or $0.01 per share, in Q1 2012.

•                  Cash balance increased to $16.5 million at quarter end, compared with $15.8 million at December 31, 2012 and $10.1 million at March 31, 2012.

•                  Expanded management team with the addition of Joan Chypyha as Vice President, Marketing and Sales.

•                  Subsequent to quarter end, out-licensed Latin American distribution rights for CIP-TRAMADOL ER to Tecnofarma International Ltd.

“We delivered record financial performance in the first quarter, reflecting the addition of new product revenue streams, especially the strong early results from Absorica,” said Larry Andrews, President and CEO of Cipher. “Building off this good start to the year, we are working toward the Canadian launch of Epuris by Q3 and have recently added experienced marketing and sales leadership to help us build our commercial presence in Canada. In addition, we recently licensed out the Latin American rights for our extended-release tramadol product to Tecnofarma International, which has deep experience in pain therapeutics and a large sales team in the region.”

Financial Review and Outlook

Net revenue for Q1 2013 was $3.3 million, an increase of 82% compared with $1.8 million in Q1 2012.  The contribution from Absorica™ was particularly strong in Q1 2013, with net revenue of $2.0 million, compared with $0.1 million in Q1 2012.

Net revenue from Lipofen® was $0.8 million in Q1 2013, compared with $1.4 million in Q1 2012. In Q1 2012, the Company received a milestone payment that contributed $0.5 million in net revenue for the quarter. Net revenue from the Company’s extended release tramadol product (ConZip®/Durela®) increased to $0.5 million in Q1 2013, compared with $0.3 million in Q1 2012.

Research and Development expense decreased in Q1 2013 to $0.3 million, compared with $0.5 million in Q1 2012. Operating, General and Administrative expenses for Q1 2013 were $1.3 million, compared to $1.1 million in Q1 2012.

Net income in Q1 2013 grew to $1.5 million, or $0.06 per share, compared with net income of $0.1 million, or $0.01 per share, in Q1 2012.

The Company’s cash position increased at quarter end. As at March 31, 2013, Cipher had cash and cash equivalents of $16.5 million, compared with $15.8 million at December 31, 2012.

For the balance of fiscal 2013, Cipher expects continued revenue growth from its currently marketed products and the introduction of Epuris™ in Canada during the second half of 2013. In particular, the Company expects the full-year contribution of Absorica™ to be a primary revenue driver.  In 2013, Cipher will be investing in commercial sales and marketing capabilities in Canada. The Company expects an increase in operating expenses of approximately $2.0 million to $2.5 million during the balance of 2013 related to the launch of Epuris™ in Canada and to support other growth initiatives. In addition to one-time launch costs associated with marketing promotion and market access for Epuris™, the Company plans to deploy a 6 to 8 person field sales force in the second half of 2013.

Cipher expects the revenue growth in 2013 to offset the additional spending required to build its commercial infrastructure in Canada.

Product Update

CIP-ISOTRETINOIN (Absorica™/Epuris™)

Absorica™ was released in the U.S. market in late November 2012.  The product has performed well to date, achieving 7.5% market share by March 2013, based on total isotretinoin prescriptions.  The overall U.S. isotretinoin market grew in 2012, with prescriptions increasing 11% over the prior year, and this growth has continued into 2013 with Q1 2013 prescriptions increasing 13% over the same period in the prior year.

The product was also approved by Health Canada in Q4 2012 under the trade name Epuris™. The Company is preparing to launch Epuris™ by Q3 2013 and has commenced pre-commercial activities.

Lipofen®

Lipofen® prescriptions in Q1 2013 were 4% ahead of Q1 2012 levels, and the product continues to be promoted in second detail position by Cipher’s partner.

CIP-TRAMADOL ER (ConZip®/Durela®)

Cipher’s extended-release tramadol was launched in the U.S. by Vertical Pharmaceuticals in September 2011 under the trade name ConZip®. Subsequent to year end, Vertical expanded its sales force to 75 representatives, which has contributed to improved performance. In Q1 2013, prescriptions grew 15% compared to Q1 2012.  In Canada, Medical Futures launched the product in March 2012 under the trade name Durela®, with a dedicated sales force comprising 22 representatives. While sales to date have been below expectations, there was continued steady improvement and growth during Q1 2013.

Cipher is actively pursuing marketing partners for CIP-TRAMADOL ER and CIP-ISOTRETINOIN in other territories, including Latin America. Subsequent to quarter end, Cipher announced that the Latin American distribution rights to CIP-TRAMADOL ER have been granted to Tecnofarma International Ltd. Tecnofarma, headquartered in Uruguay, operates in 18 Latin American countries and will launch the product in certain territories, including Brazil and Mexico.

Other Products

In Q3 2012, Cipher obtained exclusive license and distribution rights in Canada to market the Betesil® Patch, a novel, patent-protected, self-adhesive medicated plaster for the treatment of inflammatory skin conditions such as plaque psoriasis. The efficacy and safety of the Betesil® Patch has been established in three successful phase III trials, and the product is currently marketed in several European countries. Cipher is working toward completion of a New Drug Submission for the product and will provide additional detail on expected timelines and plans in the coming months.

In addition, the Company is seeking other late-stage to commercial-stage product candidates in specialty markets to support its Canadian commercial strategy.

Notice of Conference Call

Cipher will hold a conference call today, May 3, 2013, at 8:30 a.m (ET) to discuss its financial results and other corporate developments. To access the conference call by telephone, dial 647-427-7450 or 1-888-231-8191.  A live audio webcast of the call will be available at www.cipherpharma.com. The webcast will be archived for 90 days.

About Cipher Pharmaceuticals Inc.

Cipher Pharmaceuticals (TSX: DND; OTC: CPHMF) is a growing specialty pharmaceutical company with three commercial products and a fourth in development. Our product candidates are typically improved formulations of successful, currently marketed drugs. We in-license a product, manage the required clinical development and regulatory approval process, and either out-license it to a marketing partner, or, in Canada, we may market the product ourselves. Our core capabilities are in clinical and regulatory affairs, product licensing, supply chain management, and marketing and sales. Since the Company was founded in 2000, we have achieved final regulatory approval in the U.S. and Canada for all three of our original products and completed six marketing partnerships, generating growing licensing revenue.

Forward-Looking Statements

Statements made in this news release, other than those concerning historical financial information, may be forward-looking and therefore subject to various risks and uncertainties. The words “may”, “will”, “could”, “should”, “would”, “suspect”, “outlook”, “believe”, “plan”, “anticipate”, “estimate”, “expect”, “intend”, “forecast”, “objective”, “hope” and “continue” (or the negative thereof), and words and expressions of similar import, are intended to identify forward-looking statements. Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements.  Factors that could cause results to vary include those identified in the Company’s Annual Information Form and other filings with Canadian securities regulatory authorities. These factors include, but are not limited to; the applicability of patents and proprietary technology; possible patent litigation; approval of products in the Company’s pipeline; marketing of products; meeting projected drug development timelines and goals; product liability and insurance; dependence on strategic partnerships and licensees; concentration of the Company’s revenue; substantial competition and rapid technological change in the pharmaceutical industry; the publication of negative results of clinical trials of the Company’s products; the ability to access capital; the ability to attract and retain key personnel; changes in government regulation or regulatory approval processes; dependence on contract research organizations; third party reimbursement; the success of the Company’s strategic investments; the achievement of development goals and time frames; the possibility of shareholder dilution; market price volatility of securities; and the existence of significant shareholders. All forward-looking statements presented herein should be considered in conjunction with such filings. Except as required by Canadian securities laws, the Company does not undertake to update any forward-looking statements; such statements speak only as of the date made.

For more information, please contact:

Craig Armitage	Larry Andrews
Investor Relations	President and CEO
The Equicom Group	Cipher Pharmaceuticals
(416) 815-0700 ext 278	(905) 602-5840 ext 324
(416) 815-0080 fax	(905) 602-0628 fax
carmitage@tmxequicom.com	landrews@cipherpharma.com